FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  February
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

23 February 2011

HSBC BANK CANADA
RESULTS FOR THE FOURTH QUARTER
AND YEAR ENDED 31 DECEMBER 2010 W

•	Reported net income attributable to common shares was C$104 million for the quarter ended 31 December 2010, a decrease of 29.7 per cent over the same period in 2009.

•	Reported net income attributable to common shares was C$429 million for the year ended 31 December 2010, a decrease of 4.2 per cent compared with C$448 million for the year ended 31 December 2009.WW

•
Return on average common equity was 11.4 per cent for the quarter ended 31 December 2010 and 12.1 per cent for the year ended 31 December 2010 compared with 17.3 per cent and 13.1 per cent, respectively, for the same periods in 2009.WW

•
The cost efficiency ratio was 56.9 per cent for the quarter ended 31 December 2010 and 57.4 per cent for the year ended 31 December 2010 compared with 47.6 per cent and 51.4 per cent, respectively, for the same periods in 2009.

•	Total assets were C$71.5 billion at 31 December 2010, an increase of C$0.2 billion, or 0.3 per cent, from C$71.3 billion at 31 December 2009.

•	Total funds under management were C$31.5 billion at 31 December 2010, an increase of C$3.3 billion, or 11.7 per cent, from C$28.2 billion at 31 December 2009.

•	Tier 1 capital ratio of 13.3 per cent and a total capital ratio of 16.0 per cent at 31 December 2010 compared to 12.1 per cent and 14.9 per cent respectively at 31 December 2009.WW

W
Results are prepared in accordance with Canadian generally accepted accounting principles. On 1 January 2011, the Bank transitioned to International Financial Reporting Standards and future results will be prepared and disclosed on that basis.

WW	Calculated using guidelines issued by the Office of the Superintendent of Financial Institutions in accordance with Basel II capital adequacy framework.

Overview

HSBC Bank Canada recorded net income attributable to common shares for the fourth quarter of 2010 of C$104 million, a decrease of C$44 million, or 29.7 per cent compared with the C$148 million reported in the same period in 2009. Net income attributable to common shares for the year ended 31 December 2010 was C$429 million, compared with the C$448 million reported in the same period in 2009, a decrease of C$19 million or 4.2 per cent. The results were impacted by fair value accounting on economic hedges and changes in the market values of certain non-trading financial assets and liabilities, which are recorded in the Global Banking and Markets business. Even though no economic gain or loss occurred, these adjustments resulted in a mark-to-market loss of C$196 million in 2010, compared to a gain of C$69 million in 2009. Income before income taxes excluding these items increased by 37.8 per cent for the year ended 31 December 2010, compared to the same period in 2009.

Commenting on the results, Lindsay Gordon, President and Chief Executive Officer of HSBC Bank Canada, said:

"Improving economic conditions, a reduction in credit losses and HSBC's strong business fundamentals delivered another solid set of operating results for 2010. We continued to focus on generating growth, building on our global capabilities to meet our customer needs, while maintaining strong capital and liquidity levels.

We expect the economy to show modest but continued improvement through 2011 and HSBC is very strongly placed to support our clients' growth ambitions as the Canadian employment picture improves and trade with emerging markets increases."

Business Performance in the Fourth Quarter of 2010

Personal Financial Services (PFS)

Key Initiatives
•	Launched HSBC BRIC Global Stock Market Guaranteed Investment Certificate product providing customers access to the upside potential of the dynamic Brazil, Russia, India and China markets.
•
Launched a New Money Promotion targeting existing HSBC clients and prospective clients by offering 1 per cent bonus interest on new money to invite them to upgrade to Premier or Advance, which offer individually tailored packages of exclusive financial services to our internationally-minded, mass-affluent and emerging affluent customers.

The loss before income taxes was C$13 million for the fourth quarter of 2010, compared with income before income taxes of C$32 million for the same period in 2009, and income of C$32 million for the year, compared with C$56 million in 2009. Total revenue decreased in the quarter and the year as a result of lower interest income due to tight spreads on personal deposits and lower securitization income. Higher staff incentive and commission expenses arising from increased revenues in the securities business also contributed to the loss in the fourth quarter and the decrease in income for the year.

Commercial Banking (CMB)

Key Initiatives
•
Continued to leverage our Global Banking and Markets capabilities and international connectivity through our Global Links system which tracks and measures cross-border CMB referrals within HSBC worldwide, resulting in increased referrals and revenues from foreign exchange, equity and debt capital markets, and derivative instruments.

•	Continued to execute our Business Direct strategy, with new clients added and the successful migration of existing customers to our online platform.
•	Driven by Payments and Cash Management initiatives, CMB's deposits have grown C$1.7 billion, or 10.8 per cent, year on year.

Income before income taxes for the fourth quarter of 2010 was C$94 million, compared with C$97 million in the same quarter in 2009, and C$521 million for the year, compared with C$410 million in 2009. Net interest income increased in the quarter and for the year, driven by higher net interest margins and growth in commercial deposits from the Mid-Market and Business Banking segments, partially offset by lower lending volumes, primarily in the Commercial Real Estate and Mid-Market segments, commensurate with reduced commercial borrowings by corporations broadly across the marketplace. Non-interest revenue also increased compared to the prior year, primarily from growth in credit fees and trade finance revenues. The increase in revenues was partially offset by higher non-interest expenses, primarily related to staff remuneration as a result of increased corporate performance, marketing to promote our leading international business proposition and branch network charges. The provision for credit losses for the year decreased by C$40 million compared with 2009, reflecting reduced levels of impaired loans in the trade, manufacturing and service sectors as a result of improved credit and economic conditions.

Global Banking and Markets (GBM)

Key Initiatives
•	Continued to focus on cross-border capital market and banking activities by leveraging our global capabilities.
•	Successful implementation of a new Treasury risk management system.

Income before income taxes for the GBM business for the fourth quarter of 2010 was C$89 million, compared with C$101 million in the same period in 2009, and was C$120 million for the year, compared with C$301 million for 2009. Excluding the impact of mark-to-market accounting losses, discussed below under Non-Interest Revenue, income before taxes was C$84 million in the fourth quarter, or C$9 million lower than the same period in 2009 and C$316 million for the year, or C$84 million higher than in 2009. The quarter over quarter decline was mainly due to a $22 million decrease in capital market fees, reflecting higher client trading volumes and higher structuring and advisory fees in the fourth quarter of 2009. The increase in 2010 compared to 2009 was due mainly to an increase in net interest income from reductions in funding and liquidity costs, and the positive impact from the increase in the Bank of Canada interest rates and the stable interest rate environment.

Consumer Finance (CF)

Key Initiative
•	Continued to manage risk and improved credit quality.

Income before income taxes for the CF business for the fourth quarter of 2010 was C$10 million compared with income of C$7 million in the same period in 2009, and was C$53 million for the year,  compared with a loss before income taxes of C$29 million for 2009. The primary reason for the improved results in 2010 is a decrease in the provision for credit losses, which resulted from reduced delinquencies arising from the improvement in economic conditions combined with investments in credit collection processes and credit tightening decisions, partially offset by lower revenues due to a declining receivable base emanating from the aforementioned credit tightening decisions.

Analysis of Consolidated Financial Results for the Fourth Quarter of 2010

Net interest income

Net interest income for the fourth quarter of 2010 was C$388 million, compared with C$393 million for the same quarter in 2009, a decrease of C$5 million, or 1.3 per cent. The decrease was due to lower consumer finance loan volumes resulting from credit tightening decisions and a shift in asset mix from higher earning commercial loans to lower yielding government securities as a result of a lower demand for credit. This was partially offset by a reduction in funding and liquidity costs and the positive impact of higher interest rates.

Net interest income was C$1,557 million for the year ended 31 December 2010 compared with C$1,479 million in the same period last year, an increase of C$78 million, or 5.3 per cent. Net interest margin increased by 9 basis points to 2.49 per cent, while average interest earning assets increased by C$0.8 billion. This increase primarily resulted from a reduction in funding and liquidity costs and the positive impact of higher interest rates and a more stable interest rate environment compared to 2009. This was partially offset by a shift in asset mix from commercial loans to government securities and lower consumer finance loan volumes.

Non-interest revenue

Non-interest revenue was C$283 million in the fourth quarter of 2010, compared with C$309 million for the same quarter in 2009, a decrease of C$26 million, or 8.4 per cent. One of the main factors affecting the comparability of the periods is the impact of mark-to-market accounting adjustments under Canadian generally accepted accounting principles, which requires that changes in the fair values of derivatives used as hedges for certain of the bank's non-trading assets and liabilities that do not qualify for hedge accounting are recorded in income although no economic gain or loss has arisen. This includes derivatives related to certain mortgage securitization programs where the bank does not expect to realize any gains or losses as the intent is to hold such derivatives to maturity. Excluding the impact of these mark-to-market accounting adjustments, non-interest revenue decreased by C$23 million in the fourth quarter of 2010, or 7.6 per cent, compared with the same quarter in 2009. The other main factors contributing to the lower non-interest revenue were lower capital market fees in the GBM business as mentioned above and a C$28 million decrease in securitization income due to lower securitization volumes. These reductions were partially offset by higher investment administration fees in PFS, reflecting the increased market values of customer portfolios compared to the prior year, driven by strong sales of investment products and improving equity markets. Revenues were also higher from loan insurance and the Global Investor Immigration Services program ("GIIS").

Non-interest revenue was C$936 million for the year ended 31 December 2010, compared with C$1,097 million in the same period last year, a decrease of C$161 million, or 14.7 per cent. Excluding the impact of the mark-to-market adjustments noted above, non-interest revenue increased by C$104 million, or 10.1 per cent in 2010 compared with 2009. The increase was primarily due to higher investment administration fees, insurance revenue and GIIS fees, offset by lower securitization income, as noted above. In addition, credit fees were higher due to pricing initiatives in the CMB business and trading revenues were also higher, due to a C$21 million recovery of previously recorded losses on the disposal of substantially all of the bank's non-bank Canadian asset backed commercial paper in 2010, and higher gains on securities sold during 2010 compared to 2009. In 2009, non-interest revenue was adversely impacted by a C$20 million provision related to a loss contingency from a prior year.

Non-interest expenses

Non-interest expenses of C$382 million in the fourth quarter of 2010 were C$48 million or 14.4 per cent higher than the same period in 2009. Salaries and employee benefits were C$26 million higher, or 14.9 per cent, compared to the previous year, primarily due to increases in commissions and performance-based incentives, as a result of better underlying performance, and an increase in the post-retirement benefits expense. Other non-interest expenses were C$23 million higher mainly due to increased marketing expenditures and higher brokerage expenses resulting from increased activity in the GIIS program.

For the year ended 31 December 2010, non-interest expenses were C$1,432 million in 2010, compared with C$1,323 million in the same period last year, an increase of C$109 million or 8.2 per cent, primarily due to the same factors noted above for the fourth quarter. The cost efficiency ratio was 57.4 per cent for 2010 compared to 51.4 per cent in 2009. Excluding the impact of the mark-to-market accounting gains and losses noted above, the cost efficiency ratio was 53.3 per cent compared to 52.8 per cent in the prior year.

Credit quality and provision for credit losses

The provision for credit losses was C$109 million in the fourth quarter of 2010 compared to C$131 million in the fourth quarter of 2009. For the year ended 31 December 2010, the provision for credit losses decreased by C$180 million, or 35.0 per cent, to C$335 million in 2010. Although conditions remain uncertain, the improvement in 2010 compared to 2009 was due to a decrease in specific provisions for credit losses on the bank's commercial loan portfolio and lower delinquencies in the Consumer Finance business, both reflecting improved economic conditions. Gross impaired credit exposures were C$829 million, compared with C$1,022 million at 31 December 2009. Total impaired exposures net of specific allowances for credit losses were C$602 million at 31 December 2010, compared with C$836 million at 31 December 2009. Total impaired exposures includes C$152 million (31 December 2009 - C$214 million) of Consumer Finance and other consumer loans, for which impairment is assessed collectively. The general allowance applicable to Consumer Finance loans was C$146 million compared to C$201 million at 31 December 2009. The total general allowance was C$398 million compared to C$452 million at 31 December 2009. The total allowance for credit losses, as a percentage of loans and acceptances outstanding, was 1.5 per cent at 31 December 2010, unchanged from 31 December 2009.

Income taxes

The effective tax rate in the fourth quarter of 2010 was 31.2 per cent, compared with 28.7 per cent in the same quarter of 2009 and 30.0 per cent for the year, compared with 29.1 per cent in 2009. The tax rates in the comparative periods in 2009 were lower due to the recognition of a tax refund with respect to income earned in the British Columbia international finance centre.

Balance sheet

Total assets at 31 December 2010 were C$71.5 billion, an increase of C$0.2 billion from 31 December 2009. Liquidity was strong, with C$27.9 billion of cash resources, securities and reverse repurchase agreements at 31 December 2010, compared to C$25.1 billion at 31 December 2009. This increase was partially offset by a decrease of C$2.2 billion in business and government loans and customers liabilities under acceptances from the end of 2009, as a result of lower borrowing demands from clients who are de-leveraging their exposures following the effect of the world-wide recession and a reduction in our commercial real estate exposures. There was also a decrease in Consumer Finance receivables of C$0.6 billion as a result of lower loan originations arising from credit tightening decisions.

Total deposits increased to C$52.1 billion at 31 December 2010 from C$50.2 billion at 31 December 2009. The main drivers for the increase were business deposits together with smaller increases in wholesale deposits, which are included in business and government deposits.

Dividends

During the fourth quarter of 2010, the bank declared and paid C$70 million in dividends on HSBC Bank Canada common shares, unchanged from the same period in 2009.

Regular quarterly dividends of 31.875 cents per share have been declared on HSBC Bank Canada Class 1 Preferred Shares - Series C, 31.25 cents per share on Class 1 Preferred Shares - Series D, 41.25 cents per share on Class 1 Preferred Shares - Series E and 7.75 cents per share on Class 2 Preferred Shares - Series B. Dividends will be payable on 31 March 2011, for shareholders of record on 15 March 2011.

About HSBC Bank Canada

HSBC Bank Canada, a subsidiary of HSBC Holdings plc, has more than 260 offices, including over 140 bank branches, and is the leading international bank in Canada. With around 8,000 offices in 86 countries and territories and assets of US$2,418 billion at 30 June 2010, the HSBC Group is one of the world's largest banking and financial services organizations.

Media enquiries to:	Ernest Yee	604-641-2973
	Sharon Wilks	416-868-3878

Copies of HSBC Bank Canada's 2010 Annual Report will be sent to shareholders in March 2011.

Caution concerning forward-looking statements

This document may contain forward-looking information, including statements regarding the business and anticipated actions of HSBC Bank Canada. These statements can be identified by the fact that they do not pertain strictly to historical or current facts. Forward-looking statements often include words such as "anticipates," "estimates," "expects," "projects," "intends," "plans," "believes," and words and terms of similar substance in connection with discussions of future operating or financial performance. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, technological change, global capital market activity, changes in government monetary and economic policies, changes in prevailing interest rates, inflation levels and general economic conditions in geographic areas where HSBC Bank Canada operates. Canada is an extremely competitive banking environment and pressures on the bank's net interest margin may arise from actions taken by individual banks or other financial institutions acting alone. Varying economic conditions may also affect equity and foreign exchange markets, which could also have an impact on the bank's revenues. The factors disclosed above are not exhaustive and there could be other uncertainties and potential risk factors not considered here which may impact the bank's results and financial condition. Any forward-looking statements speak only as of the date of this document. The bank undertakes no obligation to, and expressly disclaims any obligation to, update or alter our forward-looking statements, whether as a result of new information, subsequent events or otherwise, except as required by law.

Summary
	Quarter ended			Year ended
Figures in C$ millions	31 December	30 September	31 December	31 December	31 December
(except per share amounts)	2010	2010	2009	2010	2009

Earnings
Net income attributable to common shares	$104	$89	$148	429	448
Basic earnings per share (C$)	0.21	0.18	0.30	0.86	0.90

Performance ratios (per cent)
Return on average common equity	11.4	9.9	17.3	12.1	13.1
Return on average assets	0.57	0.49	0.81	0.59	0.62
Net interest marginW	2.42	2.50	2.52	2.49	2.40
Cost efficiency ratioWW	56.9	59.2	47.6	57.4	51.4
Non-interest revenue:total revenue ratio	42.2	35.3	44.0	37.5	42.6

Credit information
Gross impaired credit exposures	$829	$917	$1,022
Allowance for credit losses
- Balance at end of period	625	621	638
- As a percentage of gross impaired credit exposures	75.4%	67.7%	62.4%
- As a percentage of gross loans and acceptances	1.5%	1.5%	1.5%

Average balances
Assets	72,411	72,288	72,749	72,211	71,695
Loans	34,551	35,512	37,220	35,752	39,644
Deposits	54,491	53,344	53,309	53,524	52,019
Common equity	3,626	3,610	3,418	3,534	3,417

Capital ratios (per cent)WWW
Tier 1	13.3	13.1	12.1
Total capital	16.0	15.8	14.9

Total assets under administration
Funds under management	31,501	29,707	28,174
Custodial accounts	8,978	9,389	10,721
Total assets under administration	$40,479	$39,096	$38,895

W Net interest margin is net interest income divided by average interest earning assets for the period.
WW The cost efficiency ratio is defined as non-interest expenses divided by total revenue.
WWW Calculated using guidelines issued by the Office of the Superintendent of Financial Institution Canada in accordance with Basel II capital adequacy framework.

Consolidated Statement of Income (Unaudited)

	Quarter ended			Year ended
Figures in C$ millions	31 December	30 September	31 December	31 December	31 December
(except per share amounts)	2010	2010	2009	2010	2009

Interest income:
Loans	$476	$470	$468	$1,830	$1,986
Securities	87	76	71	301	275
Deposits with regulated financial institutions	5	4	4	16	14
	568	550	543	2,147	2,275

Interest expense:
Deposits	155	130	115	480	637
Interest bearing liabilities of subsidiaries, other
than deposits	17	16	25	77	120
Subordinated debentures	8	8	10	33	39
	180	154	150	590	796

Net interest income	388	396	393	1,557	1,479

Non-interest revenue:
Deposit and payment service fees	28	28	27	111	110
Credit fees	51	49	49	194	165
Capital market fees	36	24	58	119	153
Investment administration fees	38	36	33	143	117
Foreign exchange	12	12	10	48	41
Trade finance	7	6	5	24	24
Trading revenue	19	19	21	104	95
Gains (losses) on available-for-sale and other securities	2	3	(1)	14	8
Securitization income	11	22	39	83	102
Other non-interest revenue	74	81	60	292	213
Other mark-to-market accounting gains (losses), net	5	(64)	8	(196)	69
	283	216	309	936	1,097
Total revenue	671	612	702	2,493	2,576

Non-interest expenses:
Salaries and employee benefits	201	187	175	753	732
Premises and equipment, including amortization	44	42	45	175	173
Other	137	133	114	504	418
	382	362	334	1,432	1,323

Net operating income before provision for credit
losses	289	250	368	1,061	1,253

Provision for credit losses	109	97	131	335	515

Income before taxes and non-controlling
interest in income of trust	180	153	237	726	738
Provision for income taxes	54	42	66	210	207
Non-controlling interest in income of trust	7	6	7	26	26
Net income	$119	$105	$164	$490	$505
Preferred share dividends	15	16	16	61	57
Net income attributable to common shares	$104	$89	$148	$429	$448

Average number of common shares outstanding (000)	498,668	498,668	498,668	498,668	498,668
Basic earnings per common share (C$)	0.21	0.18	0.30	0.86	0.90

Consolidated Balance Sheet (Unaudited)

	At 31 December	At 31 December
Figures in C$ millions	2010	2009

Assets
Cash resources:
Cash and non-interest bearing deposits with the Bank of Canada
and other banks	$513	$652
Deposits with regulated financial institutions	2,173	1,245
	2,686	1,897

Securities:
Available-for-sale	15,804	12,682
Held-for-trading	2,254	1,986
Other	40	41
	18,098	14,709

Securities purchased under reverse repurchase agreements	7,155	8,496

Loans:
Business and government	16,847	18,442
Residential mortgages	11,243	11,359
Consumer finance loans	2,599	3,199
Other consumer loans	5,905	5,742
Allowance for credit losses	(625)	(638)
	35,969	38,104
Other:
Customers' liability under acceptances	4,372	4,966
Derivatives	1,364	1,100
Land, buildings and equipment	123	142
Other assets	1,729	1,923
	7,588	8,131
	$71,496	$71,337

Liabilities and Shareholders' equity
Deposits:
Regulated financial institutions	$1,071	$754
Individuals	21,586	21,578
Businesses and governments	29,398	27,875
	52,055	50,207
Other:
Acceptances	4,372	4,966
Interest bearing liabilities of subsidiaries, other than deposits	2,363	3,324
Derivatives	1,329	897
Securities sold under repurchase agreements	1,560	2,517
Securities sold short	1,262	1,148
Other liabilities	3,079	2,650
Non-controlling interest in trust and subsidiary	230	430
	14,195	15,932

Subordinated debentures	739	834
Shareholders' equity:
Capital stock
Preferred shares	946	946
Common shares	1,225	1,225
Contributed surplus	12	7
Retained earnings	2,262	2,113
Accumulated other comprehensive income	62	73
	4,507	4,364
Total liabilities and shareholders' equity	$71,496	$71,337

 Condensed Consolidated Statement of Cash Flows (Unaudited)

	Quarter ended			Year ended
	31 December	30 September	31 December	31 December	31 December
Figures in C$ millions	2010	2010	2009	2010	2009

Cash flows provided by (used in):
- operating activities	$1,361	$(567)	$433	$1,481	$979
- financing activities	(808)	759	235	(711)	(882)
- investing activities	(877)	71	(1,206)	(896)	122

(Decrease) increase in cash and cash equivalents	(324)	263	(538)	(126)	219
Cash and cash equivalents, beginning of period	837	574	1,177	639	420
Cash and cash equivalents, end of period	$513	$837	$639	$513	$639

Represented by:
- Cash resources per balance sheet	$513	$852	$652
- less non-operating depositsW	-	(15)	(13)
- Cash and cash equivalents, end of period	$513	$837	$639

W Non-operating deposits are comprised primarily of cash restricted for recourse on securitization transactions.

Customer Group Segmentation (Unaudited)

The bank reports and manages its operations according to the customer group definitions of the HSBC Group.
	Quarter ended			Year ended
	31 December	30 September	31 December	31 December	31 December
	2010	2010	2009	2010	2009

Personal Financial Services
Net interest income	$71	$77	$95	$296	$357
Non-interest revenue	92	110	115	420	364
Total revenue	163	187	210	716	721
Non-interest expenses	170	167	164	657	623
Net operating (loss) income	(7)	20	46	59	98
Provision for credit losses	6	6	14	27	42
(Loss) income before taxes	(13)	14	32	32	56
(Recovery of) provision for income taxes	(3)	3	12	9	16
Non-controlling interest in income of trust	1	1	1	5	5
Net (loss) income	(11)	10	19	18	35
Preferred share dividends	2	1	3	7	7
Net (loss) income attributable to common shares	$(13)	$9	$16	$11	$28
Average assets	$16,464	$17,769	$18,474	$17,787	$18,290

Commercial Banking
Net interest income	$187	$190	$172	$749	$692
Non-interest revenue	95	102	92	385	318
Total revenue	282	292	264	1,134	1,010
Non-interest expenses	118	108	96	430	377
Net operating income	164	184	168	704	633
Provision for credit losses	70	57	71	183	223
Income before taxes	94	127	97	521	410
Provision for income taxes	25	34	15	146	101
Non-controlling interest in income of trust	4	4	4	16	16
Net income	65	89	78	359	293
Preferred share dividends	5	6	5	21	18
Net income attributable to common shares	$60	$83	$73	$338	$275
Average assets	$20,330	$21,977	$22,855	$22,088	$24,249

Global Banking and Markets
Net interest income	59	52	37	203	53
Non-interest revenue (loss)	72	(5)	94	73	396
Total revenue	131	47	131	276	449
Non-interest expenses	46	40	31	163	136
Net operating income	85	7	100	113	313
(Recovery of) provision for credit losses	(4)	-	(1)	(7)	12
Income before taxes	89	7	101	120	301
Provision for income taxes	34	1	36	41	100
Non-controlling interest in income of trust	2	1	2	5	5
Net income	53	5	63	74	196
Preferred share dividends	1	2	1	6	5
Net income attributable to common shares	$52	$3	$62	$68	$191
Average assets	$33,056	$29,874	$28,204	$29,537	$25,626

Consumer Finance
Net interest income	71	77	89	309	377
Non-interest revenue (loss)	24	9	8	58	19
Total revenue	95	86	97	367	396
Non-interest expenses	48	47	43	182	187
Net operating income	47	39	54	185	209
Provision for credit losses	37	34	47	132	238
Income (loss) before taxes	10	5	7	53	(29)
Provision for (recovery of) income taxes	(2)	4	3	14	(10)
Net income (loss)	12	1	4	39	(19)
Preferred share dividends	7	7	7	27	27
Net income (loss) attributable to common shares	$5	$(6)	$(3)	$12	$(46)
Average assets	$2,561	$2,668	$3,216	$2,799	$3,530

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                    Date: 23 February, 2011